KLR GROUP, LLC

Financial Statements and Supplemental Schedules

YEAR ENDED DECEMBER 31, 2019

Report of Independent Registered Public Accounting Firm

PUBLIC REPORT

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KLR Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Main Street, 18th Floor
(No. and Street)

Houston (City) TX_ (State) 77002_ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Kovalik 713-654-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc._
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Edward Kovalik_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KLR Group, LLC_____ , as of __December 31_____ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE NATALY MORENO
Notary ID #131799623
My Commission Expires
November 16, 2022

_____
Signature

Chief Executive Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KLR GROUP, LLC

Financial Statements and Supplemental Schedules

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of KLR Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KLR Group, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 25, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

KLR GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	285,255
Due from officer		5,456
Due from related party		340,720
Prepaid expenses		63,998
Property and equipment, net		62,168
Right of use asset		1,375,423
Total Assets	$	2,133,020

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Capital lease liability	$	1,384,072
Accounts payable and accrued expenses		38,736
Total Liabilities		1,422,808
MEMBER'S EQUITY		710,212
Total Liabilities & Member's Equity	$	2,133,020

See accompanying notes to financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of KLR Group, LLC (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Organization and nature of business

KLR Group, LLC was formed in Nevada on June 14, 2012 and is a registered broker-dealer under the Securities Exchange Act of 1934 and the securities commissions of appropriate states as well as a member of the Financial Industry Regulatory Authority. In 2018, the Company conducted secondary executions of securities, particularly stocks and convertible bonds; sold research, participated in private placements and public offerings; and performed mergers and acquisitions advisory services. Its clients and investors consisted of institutions. As of October 2018, the Company no longer offers services in secondary execution of securities or sells research.

The Company qualifies for exemption under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Revenue recognition

The Company has corporate advisory agreements for its investment banking services where the Company's services and fees are described. In private banking services, the Company may receive retainers, which are treated as unearned revenue until earned in the Company's established service delivery process. Advisory Fee revenue totaled $175,000 at December 31, 2019. Upon the success of a private investment banking transaction, any success fees are earned and recognized at a point in time upon closing of transactions. All success fees are collectible in line with the advisory agreement terms of payment. This revenue stream is considered constrained until transactions are fully closed due to factors outside the Company's influence such as potential market volatility and unknown actions of third parties which could result in a large range of possible outcomes on each transaction.

Revenue recognition (continued)

In public banking services, the Company enters into underwriting agreements. The underwriting agreements establish the terms of service and fees. Underwriting revenue is recognized when underwriting trades are made (on trade date). The Company typically takes the role of participating underwriter and the dealer spread is collected by the lead underwriter and distributed to the Company in accordance with the underwriting agreement. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment Banking revenue includes $16,098 of private placement services revenue.

The Company expenses all costs to obtain or fulfill a contract with a customer as the Company does not expect to recover those costs. Certain out-of-pocket costs are reimbursable under the contract with a customer. The Company presents the operations reimbursable out-of-pocket costs and the related revenue on a gross basis in the accompanying statement of operations. There were no revenues related to reimbursable expenses at December 31, 2019.

Research service/research sales revenue was recognized through invoicing. The Company recognizes revenue when the customer agrees that it will pay for the research it has received and a fee is established. Research Fee revenue totaled $3,171 at December 31, 2019.

Depreciation and amortization

Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets of five years. Amortization of software is provided on the straight-line method over the estimated useful lives of the assets of three years. Amortization of leasehold improvements is provided on the straight-line method over the life of the associated lease.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents includes bank checking and high-yield savings accounts. As of December 31, 2019, there were no cash equivalents.

Credit risk

The Company maintains its cash in bank deposit accounts at a high credit quality bank. Balances generally exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 2019, cash balances exceeded federally insured limits by $35,255.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and relationship with the client. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2019, the Company has determined that no allowance for doubtful accounts is necessary.

Income taxes

The Company is a limited liability company. Therefore, income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

2. Property and Equipment

Property and equipment consist of the following at December 31, 2019:

		Useful Life
Furniture	$ 13,743	5 years
Equipment	147,886	5 years
Lease Improvements	11,930	10 years
Total Cost	173,559	
Less Accumulated Depreciation	(111,391)	
Net	$ 62,168	

Depreciation expense of $33,756 was booked for the year ending December 31, 2019.

4. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $237,870 which exceeded its required net capital of $100,000 by $137,870. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

5. Related Party Transactions

The Company and related parties occasionally pay expenses on behalf of each other. The Company also entered into an expense sharing agreement with an affiliate, Seawolf Resources Holdings during the year ended December 31, 2019. The due to and due from related parties at December 31, 2019 arose from both these types of transactions. During the year ended December 31, 2019, the net payments received from related parties pursuant to these transactions was approximately $227,417. There were no expenses incurred by related parties on behalf of the Company at December 31, 2019.

The Company is a participating employer in a 401(k) plan offered by its Parent. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. For the year ended December 31, 2019, the Company made matching contributions of $63,642, which are included in compensation and related costs in the accompanying statement of operations.

6

6. Concentration

Advisory Fee income was earned form one customer during 2019.

7. Commitments and Contingencies

The Company maintained two office leases, one in Houston, Texas and one in New York, New York, as well as an apartment lease in Houston, Texas during 2019. The lease for the New York office ended January 2019. The apartment lease runs through September 2020 and the future minimum lease payments are approximately $24,000. The Houston, Texas office operating lease expires June 30, 2023.

Operating Lease

Operating lease right-of-use asset	$1,768,402
Operating lease liability	1,768,402
Discount Rate:	0.00%

Future minimum rental payments required under this lease as of December 31, 2019, are approximately:

2020	249,000
2021	249,000
2022	249,000
2023	125,000
Total Cost	872,000

Rental expense on all three spaces for the year ended December 31, 2019 was approximately $212,996.

The Company leases office equipment costing approximately $91,000 under capitalized leases. The equipment had a net book value of approximately $39,000 at December 31, 2019.

The following is a schedule by years of approximate future minimum lease payments under the capital lease as of December 31, 2019:

Year ending December 31:		
2020	$	20,000
2021		20,000
Total minimum lease payments		40,000
Less amount representing interest		(1,264)
Present value of net minimum lease payments		38,736

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as a defendant at December 31, 2019.

8. Recently Issued Accounting Pronouncements

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Lease, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, as disclosed in Note 5. Under the modified retrospective transition, method the Company recorded a Right-of-use asset of $1,768,402 and a Lease liability of $1,768,402 as of January 1, 2019.